September 22, 2025

Elias Olmeta
Chief Financial Officer
MeridianLink, Inc.
1 Venture, Suite 235
Irvine, CA 92618

        Re: MeridianLink, Inc.
            Form 10-K for the Year Ended December 31, 2024
            File No. 001-40680
Dear Elias Olmeta:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Kayla Dailey